Exhibit 2.1


                            ASSET PURCHASE AGREEMENT

     THIS AGREEMENT made and entered into effective as of January 31, 2006, between and among SurgiCare Memorial Village, L.P., 12727 Kimberly Lane, Suite 100, Houston, Texas ( "Seller"), and First Surgical Memorial Village, L.P., or its assignee, ("Purchaser"), joined herein by Orion HealthCorp, Inc. in regard to the obligation set forth in paragraph 1.9.

                                   WITNESSETH:
                                   -----------

WHEREAS, Seller desires to sell and Purchaser desires to purchase, all right, title, and interest of Seller in and to certain of the assets of Seller, including those assets utilized by Seller in the operation of an outpatient surgical center (the Business) located at 12727 Kimberly Lane, Houston, Texas, (the "Facility"). Purchaser will lease from Cornerstone Medical Partnership the premises in which the Facility operates, under a lease to become effective immediately following the Closing described below; and

     NOW, THEREFORE, in consideration of the premises and covenants hereinafter set forth, the sufficiency of which are hereby acknowledged, Seller and Purchaser hereby agree as follows:

1. Agreement to Sell and Purchase. At the Closing as defined in Article 10 hereof, Seller will sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to Purchaser, and Purchaser shall purchase, accept, and pay for the following assets (collectively termed the "Assets" for purposes of this Agreement), which are owned by, and relate to the business of the Seller at the Facility:

     1.1 Equipment. All of the vehicles, machines, equipment, appliances, and furnishings (including office equipment, computers and computing software, furnishings, fixtures and supplies) and other personal property now physically located at the Facility, or either now or upon the Closing located elsewhere but owned by Seller and used in the business operated by Seller at the Facility at any time after December 1, 2005 (collectively, the "Equipment"). Material items of Equipment are set forth on Schedule 1.1, which is attached hereto and made a part hereof. All of the Equipment shall, the Purchaser agrees, be subject to normal wear and tear (given normal maintenance) between the date hereof and the Closing.

     1.2 Inventory. All stock, finished goods, components, parts and raw material and all containers, supplies, and packing materials relating to the business conducted at the Facility, located at the Facility as of the Closing (the "Inventory"), the quantity and value of such items to be determined as described in Article 3.1.2, below. Schedule 1.2 sets forth a complete and accurate list of the Inventory as of the schedule date.

     1.3 Goodwill; Name. The goodwill of the business of Seller in its operation of the Facility, including therein (without limitation) any and all goodwill related to the business conducted by Seller at the Facility, along with all rights, if any, associated with the names Memorial Village Surgery Center or similar appellations as the same may have been utilized by the Seller, (collectively, the "Names"); telephone numbers; and existing signage. Sale and transfer of the Names is subject to the reservation of the Seller in Section 16, below. 1.4 Contracts. Those written contracts, open purchase or sales, commitments, and other written purchase or sale arrangements of the Seller, relating to Seller's operation of the Facility, to be specifically listed in Schedule 1.4 as of the Closing (the "Contracts"), subject to and conditioned upon the limitations of this Section

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     1.4 and of Section 8.3  regarding  operations  prior to the  Closing  being conducted in the ordinary course of business. Purchaser shall assume all obligations and duties heretofore imposed on Seller by such Contracts, to the extent such Contracts are assignable and subject to the conditions of this Agreement. Any Contracts existing as of the execution of this Agreement for the purchase or sale of goods in excess of $1,000.00, or any contracts for the purchase of services or utilities, are set forth in a provisional draft of Schedule 1.4, attached hereto. (Schedule 1.4 need not
     include  normal   inventory   purchases,   subject  to  the   normal-course
     requirements of Sections 5.4 and 8.3.) Such  provisional  draft of Schedule
     1.4 shall be supplemented at closing with an up to date list of Contracts, as defined herein, and Purchaser may elect at the Closing to not assume any Contract (a) with parties not reflected in the provisional draft of
     Schedule 1.4, or (b) for parties on such exhibit, any contract more than 20% greater than the largest purchase or sale agreement reflected on the provisional draft of Schedule 1.4, for such party. Notwithstanding any provision to the contrary, Purchaser shall not be required to assume any contract, purchase or sales commitment, or other purchase or sales commitment, if such:

          1.4.1 are entered into by the Seller outside the ordinary course of business (as described in Section 8.3 below); or

          1.4.2 are for the benefit of any principal or employee of the Seller, or any other party related thereto, or

          1.4.3 provide for purchases at above-market prices; or

          1.4.4 provide for sales at below-market prices (other than agreements for profitable sales made to significant customers under competitive conditions); or

          1.4.5 would require unreasonable additional credit risk; or

          1.4.6 relate to employment or to employee benefits.

     1.5 Leasehold Improvements. All fixtures and other leasehold Improvements (the "Leasehold Improvements") situated on the premises of the Facility which are not legally a part of the real estate with which they are associated, or in which the Seller has assignable rights.

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


     1.6 Equipment Leases and Rights upon Lease Payoff. All vehicle and equipment leases (the "Equipment Leases"), for vehicles and equipment used by Seller in the conduct of its business as of the execution hereof and prior to the closing are described on Schedule 1.6, attached hereto and made a part hereof; if not previously supplied, copies of all such leases will be supplied by Seller at least fourteen (14) days in advance of the Closing. Such Equipment Leases are to be assigned to the Purchaser under the existing terms and conditions; where required, the Seller shall obtain the assent of the Lessors of such Equipment. Specifically, without limiting the foregoing, as described in Schedule 1.6, are to be assigned by Seller to purchaser, and Purchaser is assigned all rights or benefits due to Seller thereunder, and shall assume all duties and obligations of Seller thereunder, as further described in Section 1.6 below; Purchaser explicitly agrees that upon and after the Closing, Purchaser's duty to indemnify Seller and hold Seller harmless under Section 12, below, will include any claims arising under such leases with respect to events occurring following the Closing, pursuant to Section 12.

     1.7 Books and Records. All of the books, records, documents, certificates and instruments relating to or reflecting ownership, lawful possession or control of the Assets, or good and sufficient copies thereof when originals are not required. It is understood and agreed that the materials to be transferred and delivered under this Article 1.7 shall in no event include personnel files or any other books, records, documents, certificates or instruments relating to employment matters, or any minute books or similar corporate records. Provided however, that (subject to Section 16 below) Seller shall retain or may subsequently request from Purchaser copies of any books, records and documents which in its reasonable judgment are necessary for tax or audit purposes. Although the corporate minute books will not be transferred, Purchaser shall be given access thereto prior to the Closing, for purposes of completing due diligence.

     1.8 Permits and Licenses. All of the assignable permits or licenses issued by any governmental agency necessary or appropriate for Purchaser's use and/or quiet enjoyment of the Assets (the "Permits"), such as occupancy permits, sign permits, and the like, to the extent that the same may be transferred to an unrelated, non-successor party. The Permits are described on Schedule 1.8, attached hereto and made a part hereof.

     1.9 Noncompetition Agreement. Seller and Orion shall also, with effect as of the Closing, enter into a Non-Competition and Non-Disclosure Agreement, in the form attached as Exhibit A, with Purchaser.

2. Excluded Assets; Exclusion of Liabilities. The parties agree that the Assets shall not include any of the following: accounts receivable; cash and cash equivalents including certificates of deposit; marketable securities; life insurance policies; contracts, whether of service, purchase or sale, except as described in Section 1.4; pre-paid expenses; deposits with utility and/or service suppliers; shares of corporations; real estate owned by the Seller; any intangibles or choses in action not listed above, except as may attach by action of law to title to the Assets; liabilities; any liabilities or obligations mischaracterized as assets. All account payables and liabilities of the Seller including warranty work for work performed prior to closing, other than those expressly assumed by the Purchaser pursuant to Section 1.1, 1.4, and 1.6, are expressly retained by the Seller pursuant to Section 4.



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


3. Purchase Price. In consideration of the sale, conveyance, assignment, transfer and delivery of the Assets, Purchaser shall pay to Seller a total purchase price (the "Purchase Price") equal to the sum of (i) One Million One Hundred Thousand ($1,100,000.00) Dollars, less (ii) any decrease in value of the Inventory as determined under Section 3.1.2. Such Purchase Price shall be subject to adjustment, up or down, at and after the Closing, pursuant to the provisions of Section 3.3 of this Agreement, following.

     3.1  Purchase Price Valuations

          3.1.1 Equipment. The purchase price for the Equipment shall be Fair Market Value, defined as: The amount which a willing, able buyer would pay to a willing, otherwise uncompelled seller, in an arms-length transaction. The parties have, after negotiations, and an informal appraisal, determined such amount to be Four Hundred Thirty Thousand Two Hundred Forty Three 47/100 ($430,243.47), (which amount also includes any Leasehold Improvements). Such amount shall be subject to further adjustment at and after the Closing, as provided in the following provisions of this Agreement.

          3.1.2 Inventory. The purchase price for the Inventory shall be Fair Market Value, defined as: The amount which a willing, able buyer would pay to a willing, otherwise uncompelled Seller, in an arms-length transaction. The parties, after negotiations, and an informal appraisal, determined such amount to be One Hundred FiftyTwo Thousand Eight Hundred Fifty Six 15/100 ($152,856.15).

          3.1.3 Goodwill and Names. The purchase price for the Goodwill and Names of the business shall be Five Hundred Sixteen Thousand Nine Hundred 38/100 Dollars ($516,900.38).

     3.2 Purchase Price Payment. Purchaser shall pay the Purchase Price as follows.

          3.2.1 Advancement/Earnest Money. Upon execution of the Letter of Intent between Seller and Purchaser, Purchaser paid to Seller the sum of $10,000.00 as a non-refundable advancement against the Purchase Price, herein in referred to as the Advancement. Under any circumstances, upon closing of this transaction, Purchaser shall be entitled to a credit against the Purchase Price for the advancement.



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


          3.2.2 Payment at Closing. Subject to any credit for Advancement or Earnest Money, or adjustment for inventory valuations or prorations, at Closing, Purchaser shall pay the Purchase Price to Seller by cashier's check or wire transfer payable to Seller, less any payments made directly to any creditors or lessors of Seller who may have liens or claims on or against any of the Assets, all subject to adjustment as provided in other provisions of this Section 3. A closing statement shall be prepared and executed by both parties at Closing to evidence this amount, any adjustments, and the individual items which comprise it.

          3.2.3 Payment of Suppliers and Creditors. At Seller's election, Seller may provide in part for the passage of clear title to the Inventory and Equipment (subject to Schedules 5.3 and 5.4, and except those leases to be assumed under Section 1.6, and amounts owed as accounts payable to its suppliers for ordinary course purchases of inventory), notwithstanding liens or other rights of the Seller's creditors or suppliers thereof, by either

               3.2.3.1   Directing   Purchaser  to  make  payment   directly  to
               designated suppliers out of the proceeds at Closing, or

               3.2.3.2 Purchaser itself making payment directly to any creditors or lessors of Seller (who shall be disclosed by the Seller prior to the Closing as provided herein) who may have liens or claims on or against any of the Equipment or other Assets, and the amount of such direct payments shall be deducted from the proceeds to be paid to Seller at the Closing.

          3.2.4 Escrow Closing. Purchaser and Seller may, by mutual agreement, elect to effect the Closing, as described below, and the payments described in the foregoing provisions of this Section 3, through an escrow, to be created by utilizing the services of a nationally recognized escrow/land title company. In such event,

               3.2.4.1 Purchaser shall deposit with the Escrow Agent the Purchase Price by cashier's check or wire transfer.

               3.2.4.2 Purchaser shall make any further payment required to the escrow (or, if directed by the Escrow Agent, to the Seller) by ordinary business check or wire transfer.

               3.2.4.3 The parties shall share equally the costs and fees of the Escrow Agent.

     3.3 Prorations: The cash payment to be made at Closing shall be adjusted to reflect the following:

          3.3.1 Personal Property Taxes. The parties shall prorate any personal property taxes based upon the tax period in question and the respective amount of such period during which each party shall own the Assets under consideration. Therefore, Seller shall be responsible for payment of all personal property taxes assessed against the Assets in the name of Seller to the extent such taxes are applicable to the period prior to Closing. From and after Closing, such taxes shall be Purchaser's responsibility. Seller shall advance funds, or give an appropriate credit to Purchaser at the Closing to satisfy Seller's responsibility for such taxes not then due and payable.

          3.3.2 Sales and Use Taxes. The amount of any sales, use or similar such taxes imposed on the transfer of title to the Assets shall be paid by the Seller except for those taxes or governmental fees levied upon the sale and which in Texas are customarily always or almost always paid by the purchaser, which shall be paid by Purchaser.

          3.3.3 Other. Other similar items which are customarily prorated shall be prorated, including, but not limited to, water and other utility charges, fuel bills, and any other taxes or assessments.

     3.4 Allocation. Consistent with Section 3.1, above, on or prior to the Closing, Seller and Purchaser shall jointly agree to an allocation of the Purchase Price among the Assets for all purposes, including tax and accounting, under applicable provisions of the Internal Revenue Code of 1986, as amended, utilizing the Fair Market Value of the Assets as of the date hereof, with valuations and adjustment as provided above. Purchaser and Seller shall each furnish a copy of the proposed allocation to the other within 120 days after the Closing and Seller and Purchasershall each timely file Form 8594, Asset Acquisition Statement, using this allocation.

4. Liabilities. This Agreement is specifically an asset purchase agreement and, except for the Contracts and Equipment Leases, Purchaser does not and shall not assume any obligations or liabilities of Seller of any kind or nature, which are existing on or before the Closing, including, but not limited to, (i) accounts payable or notes payable; (ii) accrued expenses; (iii) Seller's proportionate share of taxes determined in accordance with this Agreement; (iv) any environmental condition or liability on or prior to the Closing or arising out of acts or omissions occurring on or prior to the Closing; (v) any claim for any violation of any law, rule, regulation or ordinance, or any claim for personal injury, property damage or breach of warranty, relating to events, circumstances, acts or omissions existing or occurring on or before the Closing; or (vi) any obligation, express or implied, to any present or former employees of Seller, either under an employee benefit plan or otherwise. Notwithstanding the foregoing, and subject to Sections 1.1.2, 1.4, 1.6 and 3.2.3, Purchaser may make payment directly to creditors or lessors of Seller whose obligations are secured by security interests or liens placed on any Assets in order to obtain free and clear title to such Assets.


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


5. Representations and Warranties of Seller. For the purposes of this Section 5, "due inquiry" shall mean inquiry of all principals, officers, and supervisory or managerial employees of Seller, and of Seller's tax, financial, accounting, legal, insurance, environmental (if any), employee benefits and banking advisors; thorough inquiry shall mean inquiry of the foregoing, plus such public or private records as may be reasonably relevant and such additional employees or advisors as may be prudent. However, all representations and warranties other than Section 5.1 and 5.2 are (for reasons of confidentiality) made as of the execution hereof only to the best of Seller's knowledge after inquiry only of its shareholders, directors, officers, attorneys and auditors, but are made as of the Closing to the standard of inquiry indicated, or if no qualification or standard of inquiry is indicated, absolutely and without any qualification based upon inquiry. The representations and warranties in Sections 5.1 and 5.2 are at all times made absolutely without qualification. With effect as of the execution of this Agreement, and with effect as of the date of Closing, Seller represents and warrants as follows.

     5.1 Organization and Standing. Seller is a limited partnership, duly organized, validly existing, and in good standing under the laws of the state of Texas and has all the necessary legal power and authority to own and to operate the properties, assets and rights used in its business.

     5.2 Authority. The execution, delivery and performance of this Agreement by Seller, and any other documents contemplated hereby, have been duly authorized by all necessary corporate action, including but not limited to any Board of Directors and shareholders action, and approval by general or limited partners of the limited partnership. This Agreement constitutes a legal, valid and binding obligation of the Seller enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally.

     5.3 Equipment. Except as set forth on Schedule 5.3, attached hereto and made a part hereof, and the leases to be assumed by Purchaser pursuant to Sections 1.1.2 and 1.6, and certain UCC filings to be cleared at the Closing, Seller has (or shall prior to the time of Closing have) good and marketable title, free and clear of all liens, mortgages and encumbrances, to the Equipment.

     5.4 Inventory. Subject to ordinary course purchase money security interests on Inventory supplied but not yet paid for, Seller has or shall by Closing have good and marketable title, free and clear of all liens, mortgages and encumbrances, to the Inventory, except as disclosed in Schedule 5.4 which (with effect both as of the execution of this Agreement and as of the Closing) reflects only normal purchases of inventory for resale, all in the normal course of business.



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


     5.5 Environmental, Safety and Health. Except as set forth on Schedule 5.5, attached hereto and made a part hereof, Seller is currently in material compliance with all laws, rules, regulations and ordinances, currently in effect, whether federal, state or municipal, which relate to health, safety and the protection of the environment, and relating to the Assets or their use or sale. Seller is aware of no condition or circumstance, including the use of any Hazardous Waste in connection with the business, which, with the passage of time, would result in any instance of material non-compliance. For the last twenty years, Seller has not been subject to, or received any notice of, any private, administrative or judicial action, or notice of any intended private, administrative or judicial action relating to the presence of Hazardous Waste in, under or upon the real estate on which the Facility are located. There are no underground storage tanks located on the real estate on which the Facility is located. "Hazardous wastes" for purposes of this Agreement shall include, without limitation: (i) hazardous substance or hazardous wastes, as those terms are defined by the
     Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, and any other applicable federal, state or local law, regulation ordinance, or requirement; (ii) petroleum, including, but not limited to, crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) any radioactive material, including, but not limited to, any source, special nuclear, or by-product material as defined in 42 U.S.C. Section 2011 et seq.; and (iv) any substance listed or classified as toxic under the Clean Air Act, the Clean Water Act and/or the Toxic Substance Control Act.

     5.6 Compliance with Law. Seller is in material compliance with all laws, rules, regulations, and ordinance, currently in effect, whether federal, state, or municipal which are applicable to the businesses of Seller or to the Assets, the noncompliance with which would have a materially adverse effect on the Assets or the Purchaser's ability to utilize them, or upon Seller's ability to consummate the transaction contemplated hereby.

     5.7 Litigation. Except as set forth on Schedule 5.7, attached hereto and made a part hereof, there are no legal, administrative, or other claims, proceedings, charges, investigations, injunctions or restrictions pending or outstanding or, to the best of Seller's knowledge after thorough inquiry, threatened against the Seller. Seller has no knowledge of the pendency of, the likelihood of, or any reasonable basis for, any such claims, proceedings, charges, investigations injunctions or restrictions. Without qualification, Seller is not in material default under or violation of any order of any administrative agency or any order, writ, injunction or decree of any court.


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


     5.8 Employees. Seller is not a party to, and Purchaser shall not be obligated or responsible for performance of any terms of, any employment contract or labor agreement (whether written, oral, or implied and whether existing as of the execution hereof or as of the closing) applicable to any of Seller's employees, salaried or hourly. Seller is and shall remain fully responsible for any and all liabilities and obligations, whether contractual or statutory, arising out of the termination of employment of such employees (including without limitation vacation and severance pay, and employee benefit plans or programs such as pension, retirement, savings, profit sharing, group insurance and welfare plans). There exist no funded or unfunded liabilities under any pension or welfare benefit plan in which any employees of Seller at the Facility are or were entitled to participate. Seller has made no agreement, promise or representation to any such employee concerning future employment by Purchaser.

     5.9 Insurance. Schedule 5.9 attached hereto and made a part hereof, fully and accurately lists all policies of insurance applicable to the Assets. The coverage under each insurance program is in full force and effect and Seller has received no notice of cancellation or nonrenewal with respect to any such insurance program.

     5.10 Financial Statements. Schedule 5.10, attached hereto and made a part hereof, contains true and correct copies of the financial statements of Seller for the fiscal years 2003, 2004 and 2005. These statements fairly and completely present the results of operations, at the dates and forthe periods covered thereby in all material respects. Seller is not aware of any adjustments that are necessary to prevent the financial statements from being misleading.

     5.11 Taxes. Seller is not delinquent in the payment of any state or federal taxes, including employment or payroll taxes, and there are no pending or threatened liens against the Business, Facility or Assets.

     5.12 Brokers or Finders; Marital Law. Other than arrangements with its own shareholders, officers or directors (with respect to which the Seller indemnifies Purchaser under Section 11), Seller has not retained any brokers or finders in connection with the transactions contemplated by this Agreement. No other party, now or previously related by marriage to any principal of Seller, is entitled, under any applicable marital law, to receive proceeds of this transaction.

     5.13 Permits and Licenses. Seller has furnished to Purchaser the originals, or, if not available, copies of all Permits, Licenses or other governmental permissions applicable to its former operations utilizing the Assets.

     5.14 Names. Seller is unaware of any use of any of the Names by competitors and has not received notice that Seller's use thereof is contested by any party.

     5.15 Representations. No representation or warranty by the Seller herein or in any document delivered pursuant hereto contains any untrue statement of a material fact or fails to include any material fact necessary to make such representation, warranty or certificate not misleading in any material respect.

6. Representations and Warranties of Purchaser. Purchaser represents and warrants, absolutely and without qualification, as follows:

     6.1 Organization and Standing. Purchaser is a limited partnership duly organized, validity existing and in good standing under the laws of the state of Texas, and has all the necessary legal power and authority to own and to operate the properties, assets and rights used in the business. Purchaser may assign its rights under this agreement to an entity to be created prior to closing.

     6.2 Authority. This Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally.

     6.3 Brokers or Finders. Purchaser has not retained any brokers or finders in connection with the transactions contemplated by this Agreement.

     6.4 Representations. No representation or warranty by the Purchaser herein or in any documents delivered pursuant hereto contains any untruestatement of a material fact or fails to include any material fact necessary to make such representation, warranty or certificate not misleading in any material respect.

7. Conditions Precedent to the Obligations of Purchaser. The obligations of Purchaser are subject to the fulfillment of the following conditions precedent on or before the Closing:

     7.1 Lease Effectiveness. Receipt of executed originals of the Lease of Real Property between Purchaser and Cornerstone Medical Partnership relating to the Facility, on terms acceptable to Purchaser; and the Equipment Lease - Assignments/Acceptances relating to the Contracts in Schedule 1.4.

     7.2 Financing Contingency. Intentionally left blank.

     7.3 Noncompetition Agreements. Receipt of executed originals of the Non-Competition and Non-Disclosure Agreements provided for in Section 8.5 and Exhibit A.

     7.4 Additional Documents. Exchange at Closing of executed originals of the documents provided in Sections 8 and 9 following.

     7.5 Governmental Approval. Purchaser's qualification and approval for all permits and licenses required to operate the Business to be conducted at the Facility.


8.Items to be Delivered by Seller at the Closing. At the Closing, Seller shall deliver or cause to be delivered to Purchaser each of the following:

     8.1 Representations and Warranties. A statement certified by the president of forth in Article 5 of this Agreement are true in all respect at the Closing with the same effect as though such representations and warranties had been made at such time.

     8.2 Conduct of Business. A statement dated the date of the Closing certified by the President of Seller to the effect that from and after the date of this Agreement and at all times prior to the Closing, to the best of Seller's knowledge after due inquiry, the businesses of Seller shall have been conducted in accordance with the provisions hereinafter set forth:

          8.2.1 The businesses of Seller shall have been conducted in the ordinary course, and no sales or purchase commitments relating to the properties, assets and rights covered by this Agreement which are unusual in amount or length of time shall have been entered into or consummated, except as permitted by Purchaser in writing and disclosed in Schedule 8.2.1.

          8.2.2 No pledge, lease, mortgage, encumbrance, charge or disposition of any of the properties, assets and rights which arecovered by this Agreement shall have been committed to, entered into or incurred.

          8.2.3 There shall have been no material defaults or breaches by Seller in the performance of any Contracts to be assigned or transferred to Purchaser under this Agreement.

          8.2.4 All policies of insurance for fire and extended coverage and comprehensive general and public liability applicable to the properties, assets and rights covered by this Agreement shall have been maintained in full force and effect until Closing.

          8.2.5 Except as disclosed previously to Purchaser, the level of inventory of finished goods, components and raw materials related to the properties, assets and rights covered by this Agreement shall have been maintained at usual levels and in amounts sufficient for the ordinary course of business.

          8.2.6 Purchaser shall have been promptly notified of any lawsuits, claims or proceedings brought, asserted or commenced, of which Seller has acquired any knowledge and which in any way affect or may affect the properties, assets and rights covered by this Agreement or Seller's ability to consummate the transactions contemplated by this Agreement.

     8.3 Bills of Sale. A general assignment and bill of sale dated the date of the Closing covering the transfer of the Equipment, Inventory, Contracts, Name, Goodwill, Leasehold Improvements, and vehicles which are to be sold, conveyed, assigned, transferred or delivered under this Agreement.

     8.4 Personal  Property  Title;  Vehicle  Titles.

          8.4.1 UCC Search. Unless provided by an escrow agent, Uniform Commercial Code search of the records of the Secretary of State of Texas and of the county clerk for Harris County, dated not more than five (5) days prior to the Closing, with respect to the Assets showing no liens, claims, or encumbrances affecting the Assets (other than those to be released at Closing or permitted under Section. 3.2.3).

          8.4.2 Vehicle Titles: Intentionally left blank.

     8.5   Noncompetition   Agreements.   Seller   shall   provide  an  executed
     Non-Competition and Non-Disclosure Agreement in the form attached hereto as Exhibit A, with effect as of and after the Closing.

     8.6 Resolutions. Copies of resolutions adopted by the Board of Directors of the corporate general partner of the Seller properly authorizing the transactions contemplated by this Agreement. Copies of resolutions approved by the general partners and limited partners of the limited partnership approving the transaction contemplated by this Agreement. Such copies shall be certified by the Secretary of Seller as true, correct, and complete copies of resolutions presently in force and effect at the Closing, in conformity with and effective under the applicable corporate law and its own corporate requirements.

9. Items to be Delivered by Purchaser at the Closing. At the Closing, Purchaser shall deliver to Seller each of the following:

     9.1 Representations and Warranties. On behalf of the Purchaser, a statement certified by the President or a Vice President of Purchaser to the effect that the representations and warranties of Purchaser set forth in Article 6 of this Agreement are true in all respects at the Closing with the same effect as though such representations and warranties had been made at such time.

     9.2 Payment. Cashier's check, wire transfer and business checks in payment of the Purchase Price (or, if agreed, distribution of funds pursuant to a closing escrow under Section 3.2.4).

10. The Closing; Termination.

     10.1 The transactions contemplated by this Agreement shall be consummated at the offices of Purchaser's Attorneys, Michael D. Farmer, Plummer & Farmer Law Firm, 3000 Smith, Houston, Texas, 77006, at 9:00 a.m., on February 8, 2006, (or, if agreed, at the office of the escrow agent retained pursuant to section 3.2.4) and when consummated, shall be effective as of such time and date (the "Closing"). At least two (2) business days prior to the Closing, the parties shall exchange unexecuted drafts of all closing documents. All of such items shall be reasonably satisfactory as to form and substance to the parties and their respective counsel, so long as such requirement of reasonable satisfaction is not contrary to this Agreement, or its exhibits, and does not require unreasonable additional expense or risk on the part of the other party.

     10.2 Termination. This Agreement may be terminated by either party upon ten days written notice to the other, if (a) the other party is in continuing, material breach of its obligations hereunder, or (b) there is event of casualty under Section 13, below.

11. Purchaser's Indemnification. Seller shall defend, indemnify, and hold harmless Purchaser, its parent company, affiliated companies, and the directors, officers, employees and representatives of each of such companies, in accordance with the provisions of this Article 11.

     11.1 Circumstances for Defense and Indemnification. The obligation to defend, indemnify, and hold harmless under this Article 11 shall apply with respect to any loss, liability, cost, damage or expense incurred in connection with the following circumstances:

          11.1.1 With respect to any claims, demands, debts, causes of action, obligations and liabilities caused by or arising out of noncompliance with the bulk sales law of the State of Texas, or any breach, nonperformance, or nonfulfillment by Seller of any representation, warranty, covenant, or other undertaking set forth in this Agreement or in any certificate or other document to be delivered under this Agreement.

          11.1.2 With respect to any claims, demands, debts, causes of action obligations and liabilities filed, asserted, or otherwise made known prior to or at the Closing and relating to any of the properties, assets and rights to be sold, conveyed, assigned, transferred or delivered under this Agreement or to any part of the business conducted by means of such properties, assets and rights, or to any products manufactured or sold by means of such properties, assets and rights.

          11.1.3 With respect to any claims, demands, debts, causes of action, obligations and liabilities filed, asserted, or otherwise made known after the Closing but caused by or arising out of an event or condition (including environmental) existing prior to the Closing and relating to any of the properties, assets and rights to be sold, conveyed, assigned, transferred, or delivered under this Agreement or to any part of the business conducted by means of such properties, assets and rights, or to any products manufactured or sold by means of such properties, assets and rights.

     11.2 Indemnification Procedures. Purchaser shall give Seller prompt written notice of any claim, demand, debt, cause of action, obligation or liability subject to this Article 11. Upon delivery of any such notice, Seller shall be entitled, at its expense, to participate in all discussions and negotiations with any claimant and to participate in the defense, or if Seller so elects within a reasonable time after receipt of such notice, to assume the defense of any suit or proceeding brought to enforce any such claim, demand, debt, cause of action, obligation or liability. If Seller makes such election, such defense shall be conducted by counsel chosen by Seller, and Purchaser shall do whatever, in the reasonable opinion of such counsel, is reasonably necessary or appropriate in order to enable such defense to be effectively conducted. In the event that Seller elects to assume the defense of any such suit or proceeding and retain counsel, Purchaser shall be entitled to participate in such defense through additional counsel retained by Purchaser, which shall bear the fees and expenses of any such additional counsel. Seller shall not be liable under this Article 11 if Purchaser settles or compromises a claim without obtaining the prior written consent of Seller (which consent shall not be unreasonably withheld); provided that, if Seller receives notice of a claim in accordance with this paragraph and does not elect to participate in the discussions and negotiations with such claimant and thereafter does not participate in the defense of such claim, demand, debt, cause of action, obligation, or liability or, if there are no discussions or negotiations with such claimant then in progress, does not elect to participate in the defense of such claim, demand, debt, cause of action, obligation, or liability within (20) days after receiving notice thereof, Seller shall be deemed to have consented to any settlement or compromise of such claim, demand, debt, cause of action, obligation, or liability approved by Purchaser and shall be as fully liable in respect thereof as if written consent had been given in accordance with this Article 11.

12.  Seller's  Indemnification.  Purchaser  shall  defend,  indemnify,  and hold
     harmless   Seller,   and   its   directors,    officers,    employees   and
     representatives, in accordance with the provisions of this Article 12.

     12.1 Circumstances of Defense and Indemnification. The obligation to defend, indemnify, and hold harmless under this Article 12 shall apply with respect to any loss, liability, cost, damage or expense incurred in connection with the following circumstances:

          12.1.1 With respect to any claims, demands, debts, causes of action, obligations and liabilities caused by or arising out of any breach, nonperformance, or nonfulfillment by Purchaser of any representation, warranty, covenant or other undertaking set forth in this Agreement or in any certificate or other document to be delivered under this Agreement.

          12.1.2 With respect to any claims, demands, debts, causes of action, obligations and liabilities filed, asserted, or otherwise made known after the Closing which relates to or arises from the conduct of business or operations involving the Assets after the Closing by Purchaser.

     12.2 Indemnification Procedures. Seller shall give Purchaser prompt written notice of any claim, demand, debt, cause of action, obligation or liability subject to this Article 12. Upon delivery of any such notice, Purchaser shall be entitled, at its expense, to participate in all discussions and negotiations with any claimant and to participate in the defense, or if Purchaser so elects within a reasonable time after receipt of such notice, to assume the defense of any suit or proceeding brought to enforce any such claim, demand, debt, cause of action, obligation or liability. If Purchaser makes such election, such defense shall be conducted by counsel chosen by Purchaser, and Seller shall do whatever, in the reasonable opinion of such counsel, is reasonably necessary or appropriate in order to enable such defense to be effectively conducted. In the event that Purchaser elects to assume the defense of any such suit or proceeding and retain counsel, Seller shall be entitled to participate in such defense through additional counsel retained by Seller, which shall bear the fees and expenses of any such additional counsel. Purchaser shall not be liable under this Article 12 if Seller settles or compromises a claim without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld); provided that, if Purchaser receives notice of a claim in accordance with this paragraph and does not elect to participate in the discussions and negotiations with such claimant and thereafter does not participate in the defense of such claim, demand, debt, cause of action, obligation or liability or, if there are no discussions or negotiations with such claimant then in progress, does not elect to participate in the defense of such claim, demand, debt, cause of action, obligation or liability within twenty (20) days after receiving notice thereof, Purchaser shall be deemed to have consented to any settlement or compromise of such claim, demand, debt, cause of action, obligation or liability approved by Seller and shall be as fully liable in respect thereof as if written consent had been given in accordance with this Article 12.

13. Risk of Loss; Catastrophic Occurrence. Until the Closing, risk of loss of, or damage to, the properties and assets to be sold, conveyed, assigned, transferred, and delivered under this Agreement by fire or other casualty shall be on Seller. In the event of loss or damage to such properties and assets which could reasonably be expected to have a materially adverse effect upon the conduct of Purchaser's intended business operations utilizing the Assets, Purchaser may terminate this Agreement by written notice to Seller within ten (10) days after Purchaser learns of such loss or damage. If this Agreement is not terminated pursuant to the preceding sentence, at the Closing any proceeds of insurance resulting from any such loss or damage shall be paid to Seller and Seller shall restore the lost or damaged assets to their condition prior to such loss or damage. At Purchaser's option, upon written notice to Seller, Purchaser may elect to receive such properties and assets in their unrestored condition together with an assignment by Seller of the proceeds of any insurance thereon, in which event the Purchase Price shall be reduced by an amount equal to the lesser of the uninsured portion of the loss, and/or the deductible portion of such insurance coverage.

14. No Joint Venture; No Joint Employment. In addition to the representations and warranties contained in Section 5.8 and elsewhere, the Seller agrees, and the Purchaser agrees, that neither of them intend that this Agreement or the transaction contemplated herein create a joint venture or partnership between them with respect to any business, whether conducted at the Facility or anywhere. The provisions herein for adjustment of the Purchase Price are purely a pricing mechanism, and Purchaser is entitled to no voice, veto, vote, or authority with respect to Seller's conduct of any business pending the Closing (or thereafter, except as expressly provided herein with respect to noncompetition, in Section 8.7, or as may be provided by law with respect to diminution in value of the goodwill purchased and sold hereunder.) No joint employment of any employee is intended or agreed to.

15. Employees. Notwithstanding any other provision of this Agreement, the parties agree that it is not their intent that Purchaser be by virtue of anything in this Agreement, or any other accord or understanding with Seller, a successor employer, and Purchaser shall not be obligated or responsible for performance of any terms of any employment contract or labor agreement (whether written, oral, or implied and whether existing as of the execution hereof or as of the Closing) applicable to any of Seller's employees, salaried or hourly. The employees at Seller's Facility shall be advised at a time to be chosen jointly by Seller and Purchaser (but not more than 14 days prior to the Closing), with prior written text or summary of such advice to be given to Purchaser, that this Agreement has been executed with Closing scheduled as set forth in Article 10. Seller is and shall remain fully responsible for any and all liabilities and obligations, whether contractual or statutory, arising out of its termination of employment of such employees (including without limitation vacation and severance pay, and employee benefit plans or programs such as pension, retirement, savings, profit sharing, group insurance and welfare plans). In no event shall Purchaser by virtue of anything expressed or implied assume or be responsible for any such liabilities or obligations or any liability arising, in whole or in part, out of any employee benefit plan maintained by Seller or to which Seller contributes or has contributed on behalf of its employees. In addition to its obligations under any other provisions of this Agreement, Seller agrees to defend, indemnify and hold harmless Purchaser against any and all such liabilities or obligations. Purchaser assumes no liability or obligation with respect to any employee benefit plan of Seller for those employees who were active employees of Seller prior to Closing. By way of additional warranty, Seller represents that there exist no unfunded liabilities under any pension or other welfare benefit plan in which any employees of Seller are or were entitled to participate. Purchaser has no obligation by reason of this Agreement, nor any understanding with Seller, to hire any terminated employees of Seller after Closing. Purchaser likewise is under no restriction preventing it from hiring terminated employees of Seller after Closing.

16. Information and Assistance. After the Closing, Seller and Purchaser may from time to time need access to information in the possession of the other and assistance in executing and filing forms and doing other ministerial acts necessary to effectuate fully the intent of this Agreement. Seller and Purchaser agree to cooperate to this end. Purchaser shall provide to Seller every reasonable effort to assist Seller with the collection of Seller's accounts receivable, which are not being acquired by the Purchaser. Upon closing, Seller shall within 10 days, change its corporate name to a name substantially dissimilar from Memorial Village Surgery Center or the Names acquired, and shall terminate any outstanding assumed name filings or registrations.

17. Successors. This Agreement shall be binding upon and inure to the benefit of Seller and Purchaser and all of them and their respective successors and assigns.

18. Survival of Representations, Warranties, Covenants, and Conditions. Unless otherwise provided above, all representations, warranties, covenants, and conditions contained in this Agreement shall survive the Closing for a period of four (4) years from and after the Closing, and no representation, warranty, covenant, or condition shall be deemed merged in any of the Closing documents unless, and only to the extent, expressly agreed in writing.

19. Entire Agreement. This is the entire agreement between the parties with respect to the transaction contemplated herein and, with the documents attached and/or explicitly referenced herein, supersedes and by its own force terminates all prior or contemporaneous agreements, understandings and representations concerning the same, whether written or oral. No modification or amendment of this Agreement shall be binding on any party hereto unless in writing and signed by all parties. The Schedules and Exhibits to this Agreement are integral parts of this Agreement and are incorporated herein.

20. Notices. All notices required or permitted by this Agreement shall be deemed to have been duly given if sent by first class mail, postage prepaid, effective three days after dispatch, by facsimile transmission (with a confirming copy sent by overnight courier) effective the day following dispatch or by personal delivery effective immediately upon delivery.

     20.1 Seller. Notices shall be addressed to Seller as follows:

                  SurgiCare Memorial Village, L.P.
                  12727 Kimberly Lane, Suite 100
                  Houston, Texas

                  Orion HealthCorp, Inc.
                  Terrence Bauer
                  1805 Old Alabama Road, Ste. 350
                  Roswell, GA  30076

                  Copy to:     Stuart Miller
                               Strasburger & Price, L.L.P.
                               1401 McKinney Street, Suite 2200
                               Houston, Texas 77010


     20.2 Purchaser. Notices shall be addressed to Purchaser as follows:

                  First Surgical Memorial Village, L.P.
                  411 First Street
                  Bellaire, Texas 77401

                  Copy to:     Michael D. Farmer, Esq.
                               Plummer & Farmer Law Firm
                               3000 Smith
                               Houston, Texas, 77006

21. Headings; Severability, Independence of Agreement and Consideration. The wording on the title page and the headings of Articles or portions of Articles of this Agreement are for convenience only and do not define, limit, or construe the contents of same. If any provision of this Agreement shall be prohibited by or held invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement or the consideration therefore.

22. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto, their successors and assigns, and shall not be deemed in any way whatsoever to be for the benefit of any third party.

23. Time of the Essence; Days. Time is of the essence in this Agreement. If any calculation of days under this agreement results in a period of time ending on a Saturday, Sunday or a holiday, then such period of time shall be construed as ending on the next business day.

24. Governing Law and Arbitration. This Agreement and the construction hereof shall be governed by the laws of the State of Texas, without regard to the conflicts provisions thereof. The parties each consent to jurisdiction and venue in the courts of Harris County, Texas, for the resolution of any dispute between parties, subject to the following arbitration provision of this section. All disputes between Seller, or any person or entity claiming indemnity through Seller under Section 12, on the one hand, and Purchaser, or any person or entity claiming indemnity through Purchaser under Section 11, on the other hand, arising under this Agreement or any agreement which is an exhibit hereto which does not explicitly contain an inconsistent dispute resolution provision, or in relation to the matters contemplated hereby, shall be resolved by binding arbitration in accordance with the rules and regulations of the American Arbitration Association. (Such rules shall be modified, however, to call for the final arbitration decision to be rendered within 180 days of first referral, and for discovery procedures to be limited accordingly.) The arbitrators will be selected as follows: In the event the parties involved in such dispute agree on one arbitrator, the arbitration will be conducted by such arbitrator. In the event the parties involved in such dispute do not so agree, they will each select on independent, qualified arbitrator and the two arbitrators so selected will select the third arbitrator. In the even that there are three arbitrators conducting the arbitration, such arbitrators will act by majority vote. Arbitration will take place in City of Houston, or any other location mutually agreeable to the parties involved in such dispute. At the request of any party involved in such dispute, arbitration proceedings will be conducted on a confidential basis; in such case all documents, testimony, and records will be received, heard and maintained by the arbitrators in secrecy under seal, available for the inspection only of the parties involved in such dispute and their respective attorneys and their respective experts who will agree in advance and in writing to receive all such information confidentially and to maintain such information in secrecy until such information becomes generally known. The arbitrator(s) will be empowered to award monetary damages, but not punitive or exemplary damages or any other monetary award not measured by the prevailing party's actual damages. The decree or judgment of or upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Each party will bear its own attorneys' fees and expenses in connection with such proceeding and will bear one-half of the fees and expenses of the arbitrator(s) relating to such proceeding, unless the arbitrator(s) shall determine in a written opinion that the position of one or more parties was so lacking in substance or merit that equity would be served by awarding legal fees, or repayment of arbitration expenses, to the prevailing party or parties.

25. Assignment. Purchaser shall have the right, without the consent of the Seller, to assign his rights hereunder to a corporation, limited liability company, or partnership, provided the entity assumes the obligations of Purchaser under this agreement.

     WITNESS the due execution hereof on the day and year shown in the first line of this Agreement. (The parties are agreed that this Agreement shall be effective upon exchange of faxed signature pages, with original signatures to be provided in due course.)

Seller:                                    Purchaser:
SurgiCare Memorial Village, L.P.           First Surgical Memorial Village, L.P.
By: Town & Country SurgiCare, Inc.         By: First Surgical Partners, L.L.C.,
     General Partner                       General Partner

By:  /s/ Terrence Bauer                     By:  /s/ Tony Rotondo
    --------------------------------            --------------------------------
     Terrence Bauer, President                  Tony Rotondo, Manager


Orion HealthCorp, Inc.


By:  /s/ Terrence Bauer
    --------------------------------
     Terrence Bauer, President & CEO

                                    Exhibit A

                               NON-COMPETITION AND
                            NON-DISCLOSURE AGREEMENT


     WHEREAS, effective as of the 31st day of January, 2006, First Surgical Memorial Village, L.P. or its assigns, as "Purchaser", (the "Company") entered into an Asset Purchase Agreement (the "Agreement") with SurgiCare Memorial Village, L.P., as "Seller" relating to the purchase and sale of the assets of SurgiCare Memorial Village, L.P. (the "Business"), and,

     WHEREAS, Orion HealthCorp, Inc. is the owner of a controlling interest in the limited partnership and will receive a material benefit from the sale of the Business;

     NOW THEREFORE, be it remembered that First Surgical Memorial Village, L.P. and SurgiCare Memorial Village, L.P. and Orion HealthCorp, Inc., pursuant to the terms of the Asset Purchase Agreement, and in consideration for the benefits accruing to them under the terms of the aforementioned Asset Purchase Agreement, and as an inducement for the consummation thereof, and the further consideration set forth herein do agree as follows:

1.   Non Competition

     1.1 SurgiCare Memorial Village, L.P. and Orion HealthCorp, Inc. covenant and agree that for a period of five (5) years from the date of execution of this agreement that they shall not directly or indirectly, within Harris, Fort Bend or Montgomery Counties, Texas, enter into or engage in direct or indirect competition with Company in the ownership or operation of an outpatient surgery center as an owner, partner, shareholder or member of any business entity, or as an agent for any person, partnership, firm or corporation in such business other than Orion HealthCorp, Inc.'s current interest in San Jacinto Surgery Center, Ltd. Further, SurgiCare Memorial Village L.P. and Orion HealthCorp, Inc. covenant and agree that they will not, either on an individual basis or as a shareholder, partner or joint venturer with any other individual or entity, or as an agent for any person, partnership, firm or corporation, hire or offer employment to any former employee of SurgiCare Memorial Village L.P., who has accepted employment with the Company, for a period of five (5) years from the date of the execution hereof. The foregoing covenant of non-competition shall be construed as an agreement independent of any other provision of the Asset Purchase Agreement, or any documents prepared in consummation for said purchase and sale of assets; and the existence of any claim or cause of action of SurgiCare Memorial Village L.P. and Orion HealthCorp, Inc., against Company, whether predicated on the agreement or otherwise shall not constitute a defense to the enforcement by the Company of this covenant of non-competition.

2.   Non Disclosure.

     2.1 SurgiCare Memorial Village L.P. and Orion HealthCorp, Inc. recognize that the customer list, supplier list and other business information conveyed to Company pursuant to the terms of the Asset Purchase Agreement and the documentation executed to effectuate said conveyance, constitute a valuable business asset purchased and is considered confidential information. SurgiCare Memorial Village L.P. and Orion HealthCorp, Inc. covenant and agree not to disclose such information to any third party for a period of five (5) years from the date of this agreement, or to use in any manner, directly or indirectly, or disclose to any third party the names of such customers or suppliers. The foregoing covenant shall be construed as an agreement independent of any other provisions of the Asset Purchase Agreement or any documents executed pursuant thereto; and the existence of any claim, or cause of action of the SurgiCare Memorial Village L.P. or Orion HealthCorp, Inc., against Company, whether predicated on the Asset Purchase Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of this covenant.

3.   Miscellaneous Provisions

     3.1 SurgiCare Memorial Village L.P. and Orion HealthCorp, Inc. acknowledge that no adequate remedy at law would exist in the event of a breach of the foregoing covenants of non-competition and non-disclosure and that an injunction by a court of appropriate jurisdiction is an appropriate remedy to enforce compliance or prevent a breach thereof.

     3.2 The foregoing agreement shall be binding upon the successors and assigns of the parties thereto. In the event any provision of said agreement shall be determined to be unenforceable by any court then such offending provisions shall be subject to the court's modification and enforcement. Further such unenforceability shall not impair any other obligation set forth herein.

     3.3 This agreement sets forth the entire agreement of the parties regarding the subject matter of the agreement, and any amendment must be in writing and signed by all parties.

     3.4 This agreement is entered into in Harris County, Texas, and is governed by the laws of the state of Texas.

          SIGNED the 8th day of February, 2006.

                        SurgiCare Memorial Village, L.P.
                        By: Town & Country SurgiCare, Inc., General Partner


                        By:   /s/ Terrence Bauer
                            --------------------------------
                              Terrence Bauer, President




                        Orion HealthCorp, Inc.



                        By:   /s/ Terrence Bauer
                            ------------------------------------------
                              Terrence Bauer, President and CEO

                        First Surgical Memorial Village, L.P.
                        By: First Surgical Partners, L.L.C.



                        By:   /s/ Tony Rotondo
                            ----------------------------
                              Tony Rotondo, Manager

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